Exhibit (a)(4)

From: Dividend Capital Total Realty Trust

To: Financial Advisors

Re: Dividend Capital Total Realty Trust Board Makes Recommendations Regarding Tender Offer Commenced by Affiliates of MacKenzie Capital Management and the Company’s Self-Tender Offer

On March 23, 2012, affiliates of MacKenzie Capital Management, LP and certain other parties (collectively, “MPF”) commenced an unsolicited offer to purchase up to 9,150,000 shares of common stock of Dividend Capital Total Realty Trust Inc. (the “Company”) at a price of $5.25 per share in cash (the “MPF Offer”).

After carefully evaluating the MPF Offer and consulting with the Company’s management and outside legal advisor, the Board of Directors of the Company recommends that you reject the MPF Offer and not tender your shares.

Furthermore, in order to deter MPF and other potential bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value, the Board has authorized a self-tender offer (the “Self-Tender Offer”) to purchase up to 9,150,000 shares of common stock of the Company at $6.00 per share. However, the Board believes that the offer price under the Self-Tender Offer is still less than the current and potential long-term value of the shares. Accordingly, the Board does not recommend that stockholders tender their shares in the Self-Tender Offer or the lower MPF Offer.

For additional information, please access our SEC filings [insert link to PDF of materials] related to this matter.